SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 20, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X

Enclosure: Press release    ANGLOGOLD ASHANTI CONVERTIBLE BOND OFFERING –
                                         EXERCISE OF MANAGERS’ OPTION

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

20 May 2009

CONVERTIBLE BOND OFFERING – EXERCISE OF MANAGERS’ OPTION

Further to the announcement made on 19 May 2009 regarding the offering by AngloGold Ashanti
Holdings Finance plc (the “Issuer”) of US$650 million, 3.5 percent Convertible Bonds due 2014 (the
“Bonds”) guaranteed by AngloGold Ashanti Limited ("AngloGold Ashanti"), AngloGold Ashanti
announces that the Managers have exercised their option to subscribe for additional Bonds in an aggregate principal amount of US$82.5 million (the “Option”).

The exercise of the Option increases the size of the offering to US$732.5 million. The Bonds will be issued by the Issuer and will, subject to the terms and conditions of the Bonds, be convertible into a maximum of 15,384,583 American Depositary Shares of AngloGold Ashanti Limited, at the initial conversion price of US$47.6126.

This announcement is not an offer of securities for sale in the United States. Securities may not be sold in the United States unless they are registered or are exempt from registration. Neither
AngloGold Ashanti Holdings Finance plc nor AngloGold Ashanti Limited has registered or intends to register any portion of this offering in the United States or to conduct a public offering in the United
States.

STABILISATION/FSA

This announcement is directed only at persons (i) who are outside the United Kingdom or (ii) who have professional experience in matters relating to investments falling within Article 19(5) of the
Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”)
or (iii) who fall within Article 49(2)(a) to (d) of the Order or (iv) to whom this announcement may otherwise be directed without contravention of section 21 of the Financial Services and Markets Act
2000 (all such persons together being referred to as “Relevant Persons”). This announcement is directed only at Relevant Persons and must not be acted on or relied on by persons who are not
Relevant Persons. Any investment or investment activity to which this Announcement relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.
ENDS

JSE Sponsor :
UBS

Contacts

Tel:
Mobile:
E-mail:
Joanne Jones (Media)
+27 (0) 11 637- 6813
+27 (0) 82 896 0306
jjones@AngloGoldAshanti.com
Stewart Bailey (Investors)                                                                       +1 646 717-3978                      sbailey@AngloGoldAshanti.com

Disclaimer

Certain statements made in this communication contain certain forward-looking statements regarding AngloGold Ashanti. Although
AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on May 5, 2009 and amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 20, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary